UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

PPP Loan

On February 3, 2021, Sphere 3D Corp. (the "Company") received loan proceeds in the amount of $447,400 (the "PPP Funds") and entered into a loan agreement with City National Bank pursuant to the CARES Act. The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight-week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), rent, mortgage interest, and utility costs. The amount of loan forgiveness will be reduced if, among other reasons, the Company does not maintain staffing or payroll levels. Principal and interest payments on any unforgiven portion of the PPP Funds (the "PPP Loan") will be deferred for 16 months and will accrue interest at a fixed annual rate of 1.0% and carry a five-year maturity date. There is no prepayment penalty on the CARES Act Loan.

The foregoing description of the PPP Loan does not purport to be complete and is qualified in its entirety by reference to the U.S. Small Business Administration Note dated February 3, 2021 between the Company and Citizens National Bank of Texas which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Amendment to Share Purchase Agreement

On September 14, 2020, the Company entered into a securities purchase agreement (the "Westworld SPA") with Westworld Financial Capital, LLC ("Westworld") relating to the issuance and sale to Westworld of 3,000 shares of the Company's Series E Convertible Preferred Shares, no par value (the "Series E Preferred Shares") in a private placement transaction, for gross proceeds of $3.0 million. Under the Westworld SPA, the Company agreed that on or prior to the fourteenth day following the closing, it would prepare and file with the SEC a registration statement covering the resale of all the Series E Preferred Shares (collectively, the "Registrable Securities"). The Company further agreed to have such registration statement declared effective within 90 days of the closing. In consideration for not filing the registration statement with respect to the Registrable Securities, the parties entered into an amendment to the Westworld SPA on March 9, 2021 (the "Amendment") under which the Company will issue 250,000 common shares of the Company to Westworld (the "Additional Shares"). The issuance of the Additional Shares to Westworld is subject to regulatory and NASDAQ approvals.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment to Purchase Agreement which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exchange Agreement and Convertible Promissory Note

On July 28, 2020, the Company entered into a securities purchase agreement with Oasis Capital, LLC ("Oasis"), pursuant to which the Company issued to Oasis (i) an 8.0% original issue discount promissory note (the "Note"), with a six month term, in an aggregate principal amount of $615,000, for a purchase price of $500,000 and (ii) 90,000 common shares of the Company. On March 10, 2021, the Company and Oasis entered into an Exchange Agreement under which Oasis surrendered the Note in exchange for a new convertible promissory note (the "New Note") issued to Oasis with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12-month maturity date, and (iv) convertible into common shares of the Company (the "Conversion Shares"). The conversion price is 90% of the lowest volume weighted average price of the Company's common shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery of the notice of conversion. The issuance of the Conversion Shares is subject to regulatory and NASDAQ approvals.

The foregoing description of the Exchange Agreement and New Note, does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which includes the Convertible Promissory Note as Exhibit A, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	U.S. Small Business Administration Note dated February 3, 2021 between the Company and Citizens National Bank of Texas
99.2	First Amendment to Purchase Agreement dated March 9, 2021
99.3	Exchange Agreement and Convertible Promissory Note dated March 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: March 18, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer